Exhibit 99.1

HUTCHMED Enters Agreement to Divest Non-Core OTC Joint Venture for US$169 Million

– Allows focus on China and global clinical development and market launches of key Oncology/Immunology assets –

Hong Kong, Shanghai & Florham Park, NJ –– Wednesday, March 24, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that it has reached an agreement with GL Mountrose Investment Two Limited, a company controlled and managed by GL Capital Group (“GL Capital”), to sell its entire indirect interest in Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), a non-core and non-consolidated over-the-counter (“OTC”) drug joint venture business.

“HUTCHMED’s focus is the discovery and development of novel therapies in oncology and immunology.  Over the past 20 years, we have invested in establishing one of the leading innovation-driven, global biopharmaceutical companies based in China,” said Simon To, Chairman of HUTCHMED.  “The sale of our shares in HBYS, and exit from the OTC drug arena, will allow us to focus our organization and resources on our primary aim of accelerating investment in our Oncology/Immunology assets in China and beyond.”

Jeffrey Li, Founder and Chief Executive Officer of GL Capital, said, "As a long-term shareholder and supporter of HUTCHMED, GL is pleased to acquire its share in one of the best-known OTC businesses in China.  This transaction is in-line with GL’s strategy of building a leadership position in the OTC drug area to serve patients' needs for self-medication and cost containment of their overall healthcare budget."

The aggregate amount to be received by HUTCHMED of approximately $169 million in cash represents about 22 times HBYS’ adjusted net profit attributable to HUTCHMED equity holders of $7.7 million in 20201.  Of the proceeds, approximately $127 million is related to its shareholding in HBYS with the approximately $42 million balance related to distributions of the previously announced land compensation and prior year undistributed profits.

A deposit of $15.9 million is payable by GL Capital immediately following signing of the agreement which will be credited against the proceeds due on closing of the transaction. The transaction is subject to regulatory approval in China and is expected to close in mid-2021.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has an extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

About HBYS

HBYS was established in 2005 and focuses primarily on the manufacture, marketing and distribution of proprietary OTC pharmaceutical products.  HBYS is HUTCHMED’s non-consolidated joint venture with Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited.  HUTCHMED has a 50% interest in HBYS through a holding company in which HUTCHMED has an 80% interest.

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1 HBYS’ adjusted net profit attributable to HUTCHMED equity holders (after 20% non-controlling interest) in 2020 of $7.7 million is a non-GAAP measure which is 40% of HBYS’ 2020 net profit of $91.3 million less $72.0 million gain on land compensation, net of tax.

About GL Capital

GL Capital is a leading investment firm specializing in buyout and growth opportunities in China's healthcare industry. The firm has over US$2 billion under management across both public and private equity, through USD and RMB-denominated funds.

Founded in 2010, GL Capital strives to be the partner-of-choice for leading healthcare companies, generate superior investment returns, and contribute to the sustainable development of China’s healthcare industry. For more information, please visit www.gl-investment.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations as to the anticipated amount of proceeds, the intended use of proceeds and the anticipated closing date of the proposed transaction. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the amount and timely receipt of the final land compensation, satisfaction of the conditions precedent to the consummation of the proposed transaction (including the ability of the parties to secure regulatory approvals on the terms expected, at all or in a timely manner), the ability of the parties to complete the proposed transaction and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500